

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

May 23, 2011

Brian E. Ray
President and Chief Executive Officer
Strategic Dental Management Corp
1496 N. Higley Rd.
Gilbert, AZ 85234

>   **Re: Strategic Dental Management Corp**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 16, 2011**
>   **File No. 333-172110**

Dear Mr. Ray:

        We have reviewed your amended registration statement and your correspondence dated May 16, 2011, and we have the following additional comment. Please respond to this letter by further amending your registration statement as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the next amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Financial Statements, page 44

1. Please provide updated financial information throughout the filing as required by Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Staci Shannon at (202) 551-3374 or Mary Mast at (202) 551-3613 if you have any questions regarding the comment on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jody M. Walker, Esq.
        7841 S. Garfield Way
        Centennial, Colorado 80122